

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 20, 2008

<u>Via U.S. Mail and Facsimile</u>

Remo Reale, Vice President
BP Prudhoe Bay Royalty Trust
c/o The Bank of New York, Trustee
101 Barclay Street
New York, NY 10286

> **Re: BP Prudhoe Bay Royalty Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
> **File No. 1-10243**

Dear Mr. Reale:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Introduction, page 1

1. In future filings, please provide the correct address for the Commission, which is
    100 F Street, NE, Washington, DC 20549.

Exhibit 31, Certification

2. We note that you do not provide the certification required by part 4(b) of Item
    601(b)(31)(i) of Regulation S-K regarding the trustee's responsibility for
    designing internal controls over financial reporting. Given your status as a large
    accelerated filer and the inclusion of the trustee's report on internal control over
    financial reporting pursuant to Item 308(a) of Regulation S-K, you are required to
    revise your certifications to include paragraph 4(b) of Item 601(b)(31)(i). Please
    file an amendment with the corrected certifications. You may file an abbreviated
    form of an amendment to the 10-K consisting of a cover page, explanatory note,
    signature page and the required certifications.

Closing Comments

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Mellissa Campbell Duru at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Remo Reale (732) 667-9190